December 20, 2013

VIA EDGAR

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Arlington Asset Investment Corp.

Form 10-K for fiscal year ended December 31, 2012

Filed on February 8, 2013

File No. 001-34374

Dear Mr. Telewicz:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 12, 2013 with respect to the Form 10-K for the fiscal year ended December 31, 2012 of Arlington Asset Investment Corp. (the “Company”), which was filed with the Commission on February 8, 2013 (the “Form 10-K”).

For convenience of reference, the Staff comments contained in your December 12, 2013 comment letter are reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 39

1.	We note your response to our prior comment two. We continue that the disclosure of changes in net interest income due to changes in volume, changes in rate and changes in rate/volume is applicable. In future filings please ensure that your MD&A disclosure includes a discussion of any material impact these changes have had on interest income and expense.

RESPONSE: The Company acknowledges the Staff’s comment. In future filings, the Company will disclose any material impact to the changes in net interest income due to changes in volume, changes in rate and changes in rate/volume.

2.	We note your response to our prior comment three. Please provide us with a summary of the significant assumptions used in the discounted cash flow analysis discussed in your response, any significant changes in the assumptions that lead you to record a $15.2 million impairment charge and the reason for any significant changes in assumptions.

RESPONSE: As disclosed in the Form 10-K, the significant inputs and the overall credit quality and performance of the securities as of December 31, 2012 did not change significantly from those as of December 31, 2011. In fact the overall credit performance and quality improved slightly during 2012. The following tables detail portfolio level actual performance data and significant valuation assumptions related to the Company’s non-agency mortgage-backed securities (MBS) as disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2012:

	Senior Securities		Re-REMIC Securities		Total Private-Label
	2012	2011	2012	2011	2012	2011
Yield (% of amortized cost)	16.9%	12.8%	16.3%	18.6%	16.4%	18.1%
Average cost (% of face value)	61.7%	61.7%	47.8%	48.3%	48.3%	49.0%
Weighted average coupon	2.6%	4.9%	4.5%	5.3%	4.4%	5.3%
Delinquencies greater than 60 plus days	34.0%	39.9%	17.9%	19.5%	18.5%	20.5%
Credit enhancement	—%	9.2%	3.1%	7.0%	3.0%	7.1%
Severity (three months average)	49.4%	74.0%	45.6%	50.8%	45.8%	52.0%
Constant prepayment rate (three months average)	19.2%	14.3%	16.8%	15.8%	16.9%	15.7%

	Significant Inputs
	Senior Securities		Re-REMIC Securities
	2012	2011	2012	2011
Discount rate	6.50%	7.00%	7.43%	8.75%
Default rate	9.30%	10.30%	5.00%	5.55%
Loss severity rate	60.00%	60.00%	46.60%	43.06%
Prepayment rate	16.30%	17.30%	13.75%	15.20%

Note: The overall Loss Rate is computed by multiplying the Default Rate by the Severity Rate. For the Re-Remics the Loss Rate decreased from 2.39% in 2011 to 2.33% in 2012, and for the Senior Securities the Loss Rate decreased from 6.18% to 5.58%

In general, the recognition of other-than-temporary-impairment (OTTI) in the Form 10-K is due to: 1) changes in estimated cash flows since the purchase date, previous measurement date, or previous impairment recognition date, and 2) accretion rates that have been determined by historical actual and expected cash flows . As requested, the Company has furnished a summary of significant assumptions as detailed above used to estimate future expected cash flows for the Company’s non-agency MBS portfolio.

As an example, a bond may distribute cash flow sooner than originally expected, even though over the life of the bond all the expected cash flows are returned. This timing phenomenon will cause the accounting accretion rate to increase even though future cash flows will now be less than originally expected. This results in an accelerating increase in the bond’s book basis, but declining bond value on the lower future cash flows, that continues until the declining bond value drops below the increasing book basis. At that point an OTTI charge is taken so that the book basis is reduced (the accretion rate cannot be adjusted) such that the interest accretion on the lowered book value will now approximate the current and expected cash flows.

As required under the guidance of ASC 310-30, Loans and Debt Securities Acquired with Deteriorating Credit Quality, after the purchase of the securities, the accretion rate is only adjusted upwards if significant increases in actual and/or estimated future cash flows are observed. In most instances, the securities where we have experienced better than expected actual performance have higher accretion rates. However, this higher accretion rate results in a lower NPV as the gross expected cash flow is required to be discounted using this accretion rate for the OTTI recognition purposes. As a result, for all securities, the amount of OTTI charges is significantly greater than the difference between the carrying value and the fair value (Please see below for four exemplary securities).

As requested by the Staff, the following table provides additional detail on significant assumptions and/or changes in significant assumptions that resulted in the Company’s recognition of OTTI during the year ended December 31, 2012. As we communicated in our response letter dated November 12, 2012, there were 18 securities for which the Company recorded $15.2 million in OTTI during the year ended December 31, 2012. The detail of the 18 securities and the timing of the impairment charges during the year ended December 31, 2012 are as follows (dollars in thousands):

Position	ID	Other-Than-Temporary Impairments
		Q1 2012	Q2 2012	Q3 2012	Q4 2012	YTD 2012
1	12153	$—	$—	$(896)	$—	$(896)
2	12186	—	—	—	(549)	(549)
3	12266	—	—	(712)	—	(712)
4	12268	—	—	(306)	—	(306)
5	12242	—	(229)	(86)	—	(315)
6	12190	—	—	(1,182)	—	(1,182)
7	12191	—	—	(518)	—	(518)
8	12209	—	—	(529)	—	(529)
9	11937	—	(3,511)	—	—	(3,511)
10	12146	—	—	(550)	—	(550)
11	12277	—	—	—	(2,582)	(2,582)
12	12284	—	—	(464)	—	(464)
13	12288	—	—	(1,375)	—	(1,375)
14	12296	—	(403)	—	—	(403)
15	12297	—	—	(281)	—	(281)
16	12298	—	(357)	—	—	(357)
17	12301	—	—	—	(612)	(612)
18	12364	—	(31)	—	—	(31)

		$—	$(4,531)	$(6,899)	$(3,743)	$(15,173)

Instead of applying the portfolio level assumptions, the Company’s analysis of its non-agency MBS portfolio is performed at the security level. Therefore, the significant assumptions used to estimate expected future cash flows differ between securities and take into account the specific characteristics of the underlying collateral and actual performance of the security since the original issuance of the security. As a result, in order to illustrate the cause for changes in expected future cash flows, we are providing information related to significant assumptions specific to certain non-agency MBS securities below.

Of the 18 securities with OTTI recognized during the fiscal year ended December 31, 2012 presented above, there are four securities with OTTI greater than $1 million during the year ended December 31, 2012. Total OTTI recorded on these four securities represent $8.7 million, or 57%, of the total OTTI recognized during the year ended December 31, 2012. The following security-level discussions for these securities are provided to address the Staff’s request related to significant assumptions or changes to significant assumptions that resulted in the recognition of $15.2 million in OTTI during the year ended December 31, 2012:

Position 6 –There were no changes in the significant assumptions from Q2 2012 to Q3 2012. The OTTI charge of $1.2 million in Q3 2012 is the result of the actual activities and not the assumptions. From June 30, 2012 to September 30, 2012, the bond had higher than expected principal losses ($344 thousand expected vs. $475 thousand actual). While the actual principal losses were slightly more than expected for the three month period, the overall lifetime expected losses did not change significantly. However, due to the shift in the timing of the cash flows, the calculated fair value of the bond decreased from a mark of 36.298 to 34.409 from June 30, 2012 to September 30, 2012, which resulted in the fair value ($2,354 thousand) that was less than the carrying value ($2,457 thousand) by approximately $104 thousand. While the difference between the fair value and the carrying value was only $104 thousand, the difference between the carrying value and the NPV was $1.2 million. Therefore, the recognition of $1.2 million of OTTI as of September 30, 2012 was required.

Position 9 – For this bond, there were no changes in the significant assumptions from Q1 2012 to Q2 2012. The OTTI charge of $3.5 million in the Q2 2012 is the result of the decrease in projected gross cash flow primarily due to the decrease in the credit enhancement embedded in the bond securitization structure. The level of credit enhancement decreased from 6.17% at March 31, 2012 to 4.91% at June 30, 2012, which resulted in the decrease in the gross expected future cash flows from $6.0 million to $5.4 million for the comparable period as of June 30, 2012. The credit enhancement level is expected to decrease over the life of the security as the principal losses are recognized. While there was no indication of credit deterioration that was greater than expected at the timing of the purchase of the security or over the life of the security, the timing of the cash flow impacts the overall value of the security. This shift in the timing of the expected cash flow resulted in a decrease in the fair value from a mark of 71.53 to 65.47 from March 31, 2012 to June 30, 2012 resulted in the fair value ($4.5 million) which was less than the carrying value ($5.7 million). While the difference between the fair value and the carrying value was $1.2 million, the OTTI ($3.5 million) was recorded based on the NPV calculated.

Position 11 – During the Q4 2012, this bond had higher than expected principal losses ($789 thousand actual as compared to $410 thousand estimated). Based on the actual principal loss activity and actual 3 month loss severity rate of 53.3%, the Company adjusted the expected loss severity assumption from 45% at September 30, 2012 to 50% at December 31, 2012. As a result, the overall remaining loss expectation for the bond increased by $1 million at December 31, 2012; therefore, reducing the overall expected gross cash flow. The overall expected gross cash flow was also impacted by the higher than expected interest cash flow ($189 thousand estimated as compared to $248 thousand actual); resulting in the net change in the expected gross cash flow of $440 thousand as of December 31, 2012. This change in the expected future cash flows resulted in the change in the fair value of the bond from a fair value mark of 59.56 to 55.16 that resulted in the fair value ($7.3 million) less than carrying value ($7.8 million). While the difference between the fair value and the carrying value was $529 thousand, the OTTI ($2.6 million) was recorded based on the NPV calculated. Subsequent to December 31, 2012, this security’s actual and expected performance improved steadily at each re-measurement period, resulting in the fair value mark of 73.11 as of September 30, 2013.

Position 13 – For this bond, there were no significant changes to the assumptions from Q2 2012 to Q3 2012 and the only notable change in the bond performance was its credit enhancement embedded in the securitization structure from 42.45% at June 30, 2012 to 42.37% at September 30, 2012. As a result, the fair value decreased $37 thousand from $4,291 thousand as of June 30, 2012 to $4,254 thousand as of September 30, 2012. However the carrying value increased by $157 thousand reflecting the accretion of purchase discount based on the effective interest rate. The increase in the carrying value and the decrease in the fair value resulted in the difference of $189 thousand requiring the recording of OTTI ($1.4 million) based on the NPV calculated.

As demonstrated above, the Company believes that the recognition of $15.2 million in OTTI during the year ended December 31, 2012 was not indicative of a deteriorating credit trend in its MBS portfolio in general.

*            *             *            *            *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 703-373-0200.

Very truly yours,

/s/ Kurt R. Harrington

Kurt R. Harrington

Executive Vice President, Chief Financial Officer and

Chief Accounting Officer